Made on Main

A Wyoming Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report

December 31, 2016

MADE ON MAIN

TABLE OF CONTENTS



To the Board of Directors
Made on Main
Palo Alto, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Made on Main (the "Company") which comprise the balance sheet as of December 31, 2016 and the related statements of operations, changes in stockholders' equity (deficiency), and cash flows for the period from July 27, 2016 (inception) to December 31, 2016, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
April 5, 2017

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

MADE ON MAIN
BALANCE SHEET (UNAUDITED)
As of December 31, 2016

ASSETS

Current Assets:

Cash and cash equivalents	$	-
Total Current Assets		-
TOTAL ASSETS	$	-

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)

Current Liabilities:

Accounts payable	$	-
Total Liabilities		-

Stockholders' Equity (Deficiency):

Common Stock, $0.001 par, 100,000 shares authorized, 40,000 shares issued and outstanding as of December 31, 2016	40
Additional paid-in capital	500
Accumulated deficit	(540)
Total Stockholders' Equity (Deficiency)	-

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)	$	-

See Independent Accountant's Review Report and accompanying notes to the financial statements.

MADE ON MAIN
STATEMENT OF OPERATIONS (UNAUDITED)
For the period from July 27, 2016 (inception) to December 31, 2016

Net revenues	$	-
Costs of net revenues		-
Gross profit		-
Operating Expenses:		
General and administrative		540
Total Operating Expenses		540
Loss from operations		(540)
Provision for income taxes		-
Net Loss	$	(540)

See Independent Accountant's Review Report and accompanying notes to the financial statements.

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MADE ON MAIN
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY) (UNAUDITED)
For the period from July 27, 2016 (inception) to December 31, 2016

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Stockholders' Equity (Deficiency)
	Number of Shares	Amount			
Balance at July 27, 2016 (inception)	-	$ -	$ -	$ -	$ -
Issuance of common stock to founders	40,000	40	-	-	40
Capital contributions by founder	-	-	500	-	500
Net loss	-	-	-	(540)	(540)
Balance at December 31, 2016	40,000	$ 40	$ 500	$ (540)	$ -

See Independent Accountant's Review Report and accompanying notes to the financial statements.

MADE ON MAIN
STATEMENT OF CASH FLOWS (UNAUDITED)
For the period from July 27, 2016 (inception) to December 31, 2016

Cash Flows From Operating Activities		
Net Loss	$	(540)
Net Cash Used In Operating Activities		(540)
Cash Flows From Financing Activities		
Issuance of common stock to founders		40
Capital contributions by founder		500
Net Cash Provided By Financing Activities		540
Net Change In Cash		-
Cash at Beginning of Period		-
Cash at End of Period	$	-
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$	-
Cash paid for income taxes	$	-

See Independent Accountant's Review Report and accompanying notes to the financial statements.

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NOTE 1: NATURE OF OPERATIONS

Made on Main (the "Company") is a corporation organized July 27, 2016 under the laws of Wyoming. The Company is developing a market network for the United States manufacturing industry, to connect buyers to industrial designers, engineers, prototypers, makers, and suppliers.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company has elected the calendar year as its basis for reporting.

Use of Estimates

The preparation of the balance sheet in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

As of December 31, 2016, the Company has not yet commenced planned principal operations nor generated operating revenue. The Company's activities since inception have consisted of formation activities, development, and efforts to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

    Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal income taxes on the Company's taxable income.

In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet commenced planned principal operations, plans to incur significant costs in implementing its business plan, and has not generated revenues as of December 31, 2016.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. Management has evaluated these conditions and has proposed a plan to generate revenues and raise capital to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS' EQUITY

The Company has authorized 100,000 shares of common stock with no par as of December 31, 2016. As of December 31, 2016, 40,000 shares were issued and outstanding.

In August 2016, the Company issued a total of 40,000 shares of common stock to its founders at $0.001 per share. Additionally, a founder contributed capital of $500 to the Company during the period ended December 31, 2016.

NOTE 5: CONTINGENCIES

The Company may be subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 7: SUBSEQUENT EVENTS

Management has evaluated subsequent events through April 5, 2017 the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.